

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 23, 2017

Sang G. Lee
Chief Executive Officer
TMPOS, Inc.
3235 Satellite Blvd. Suite 290
Duluth, GA 30096

> **Re: TMPOS, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 27, 2016**
> **File No. 024-10658**

Dear Mr. Lee:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the company commenced a private placement of its securities pursuant to Rules 504 and 506 of Regulation D on January 13, 2017. Please provide us with your analysis as to why any such offering should not be integrated with this offering. Refer to Rule 251(c) of Regulation A.

2.   We note your risk factor that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please disclose that fact prominently in your filing.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Michael T. Williams, Esq.
        Williams Securities Law Firm